

March 13, 2025

Koh Kuan Hua
Chief Executive Officer
Uni-Fuels Holdings Ltd
15 Beach Road, Beach Centre #05-07
Singapore 189677

> **Re: Uni-Fuels Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 7, 2025**
> **CIK No. 0002021688**

Dear Koh Kuan Hua:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick